

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05003795

January 31, 2005

Janice M. D'Amato
Corporate Secretary
PACCAR Inc
P.O. Box 1518
Bellevue, WA 98009

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2005

Re: PACCAR Inc
Incoming letter dated January 17, 2005

Dear Ms. D'Amato:

This is in response to your letter dated January 17, 2005 concerning a shareholder proposal submitted to PACCAR by John Chevedden. On December 27, 2004, we issued our response expressing our informal view that PACCAR could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider whether PACCAR may omit a portion of the supporting statement.

After reviewing the information contained in your letter, we find no basis to reconsider our position.


FEB - 3 2005

Sincerely,

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



PACCAR Inc

January 17, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC 20549

Re: Reconsideration of Shareholder Proposal Submitted by John Chevedden for Inclusion in the 2005 Proxy Statement of PACCAR Inc

Dear Sir or Madam:

On November 22, 2004, PACCAR Inc ("the Company") submitted a request (the "Request Letter") pursuant to Rule 14a-8(j), that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur that it would not recommend action against the Company as a result of the Company's determination to omit from its 2005 proxy materials, the shareholder proposal on the annual election of all directors (the "Proposal") or certain language in the supporting statement to that Proposal, (discussed in the attached correspondence) submitted to the Company by John Chevedden (the "Proponent"). The Staff responded to the Company's Request Letter by letter dated December 27, 2004. The Staff letter did not address the modifications requested to the supporting statement. Copies of each of the above-mentioned letters are enclosed.

We respectfully request that the Staff reconsider the position set forth in its December 27, 2004 letter to the Company and concur that it would not recommend action against the Company if its 2005 proxy materials modified the Proposal's supporting statement pursuant to Rule 14a-8(i)(3) and 14a-9. In accordance with Rule 14a-8, a copy of this letter and its enclosures is being mailed on this date to the Proponent, informing him of the Company's request for reconsideration.

I. Bases for Reconsideration

The supporting statement of the Proposal should be modified under 14a-8(i)(3) and Staff Legal Bulletin 14B because substantial portions of the supporting statement are irrelevant to a shareholder proposal on the annual election of directors such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he is being asked to vote.

The following language of the Proponent's supporting statement is irrelevant and should be omitted from the Proposal's supporting statement pursuant to 14a-8(i)3 and 14a-9.

P.O. Box 1518 Bellevue, Washington 98009 Telephone (425) 468-7400
PACCAR Building 777-106th Avenue N.E. Bellevue, Washington 98004

Advancement Begins with a First Step
I believe that it is important to take the one RESOLVED step above to improve our corporate governance standards since our 2004 governance standards were not impeccable. For instance in 2004 it was reported:

- PACCAR Director Harold Wagner was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Wagner is the chairperson of the committee that set executive compensation at United Technologies Corporation, which received a CEO Compensation rating of "F" by TCL.
- The Corporate Library also rated our company: "F" in Takeover Defenses.
- Directors are protected by a poison pill. (The 2004 shareholder proposal to redeem or vote our company's poison pill won more than a 49% yes-vote in spite of the substantial insider holdings at our company.)
- Four Directors were each allowed to sit on 5 to 6 Boards — over-extension concern.
- Directors were allowed up to 32-years tenure – entrenchment concern.
- Our audit committee allowed a member with 20-years director tenure – independence concern.
- Shareholders were not allowed to ratify auditors -- accountability concern.
- Executive and nominating committees allowed a member with 32-years director tenure — independence concern.
- Our Board met only 4-times in a full year — commitment concern.
- Our Board had no formal governance policy.
- Shareholders must garner a 67%-vote to make certain key changes — entrenchment concern.
- Our board does not allow a Lead Director or an Independent Chairman — independence concern.

One Step Forward
The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement above.

Staff Legal Bulletin 14B (September 15, 2004), section 4 states in part:

> ..."There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i) (3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i) (3) and seek our concurrence with that determination. Specifically, reliance on rule 14a (8) (i) (3) to exclude or modify a statement may be appropriate where:
>
> - statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation. ...
>
> - substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

As discussed in the Company's November 22, 2004 Request Letter, the Staff concurred with the Company in 1999 and in 2002 that a laundry list of unrelated corporate governance practices submitted by the Proponent have a strong likelihood of misleading shareholders and can be omitted from the supporting statement of a shareholder proposal. The Company seeks the Staff concurrence in that view again.

A. Substantial portions of the supporting statement comment on topics of unrelated shareholder proposals and are likely to confuse shareholders.

The bullet points in the supporting statement quoted above include poison pills, auditor ratification, supermajority provisions, lead directors and independent chairman which are often the subject of shareholder proposals. All of these topics, however, are unrelated to the proposal on the annual election of directors. The Proponent himself has submitted shareholder proposals to the Company on elimination of the poison pill in 2002, 2003 and 2004. He is apparently attempting to garner support for the Proposal by relating it to proposals on other topics. There is certainly a strong likelihood that shareholders would be confused on the matter on which they are being asked to vote. They may believe they are voting on governance generally or the elimination of a poison pill, auditor ratification or another popular topic of shareholder proposals.

B. Substantial portions of the supporting statement make assertions about general corporate governance practices that are irrelevant to the subject of the Proposal.

The supporting statement also tries to garner shareholder support by referencing a variety of unrelated points in the hope that various shareholders will be misled and respond to one or more statements and vote for the Proposal.

For example, a third party's evaluation of Mr. Wagner's purported actions on the compensation committee of a different company is totally irrelevant to a proposal on the annual election of directors at this Company. It is inappropriate and is intended to impugn a person's character. The Staff Legal Bulletin 14B cited above recognizes this as a valid basis for modifying a supporting statement. Moreover, the Company should be able to focus its response to the Proposal on the legitimate arguments in support of its position and not have to waste its time responding to inflammatory statements and irrelevant comments regarding the number of times the Board met, the formality of its governance policy etc.

C. Shareholders are likely to be misled by statements implying that director tenure will be limited if the proposal on the annual election of directors passes.

The supporting statement includes comments regarding the tenure of unidentified directors. In 1999, the Staff agreed with the Company that the following assertions could be omitted from the Proponent's supporting statement on the annual election of directors: *"Mr. John Pitts is not only a 35 year veteran but also sits on the key audit and compensation committees."* and *"consider limits on director service to 10-15 years."*

The Proponent attempts to solicit acceptance for his Proposal on the annual election of directors this year with similar irrelevant language. For example, he states: "*Directors were allowed up to 32-years tenure – entrenchment concern. Executive and nominating committees allowed a member with 32-years director tenure — independence concern.*" In addition, these statements imply that there are two directors when in fact it is the same person. The result of allowing this language to remain is to confuse shareholders regarding the effect of voting for his proposal. *(See PACCAR Inc* February 22, 1999; *PACCAR Inc* January 30, 2002; *See also Southwest Airlines* April 10, 2000 and *Northrop Grumman* February 16, 2001).

II. Notice to Proponent

The Company provided the Proponent with a detailed notice of defect and a copy of the Rule 14a-8. He was informed that the above statements were irrelevant, misleading and some were false. Moreover, the Company provided him with copies of the SEC's February 22, 1999 and January 30, 2002 rulings on similar statements as discussed above. In response, he slightly revised some of the statements and added others. As a whole, he continues to include a laundry list of unrelated corporate governance practices in his supporting statement. He cited the Staff Legal Bulletin 14B as support for his actions. The Company should not be forced to publish irrelevant and misleading statements in its proxy materials because the Proponent chooses to ignore authority he is provided. Based on his past practice, he will continue to do so in the future unless the SEC is clear that such irrelevant statements will be excluded from the supporting statements submitted with shareholder proposals.

III. Conclusion

For the reasons set forth above, as well as in the Company's November 22, 2004 letter, the Company respectfully requests that the Staff reconsider its position as set out in its December 27, 2004 letter and concur with the Company's decision to omit the cited language from the Proposal's supporting statement. The Company plans to finalize its 2005 proxy statement on or about March 1, 2005 and we would appreciate your response by that date.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions or require additional information, please contact the undersigned at 425.468.7431, by fax at (425) 468-8228.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed postage paid envelope. Thank you for your attention to this matter.

Sincerely,



Janice M. D'Amato
Corporate Secretary

Cc: Mr. John Chevedden



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 27, 2004

Janice M. D'Amato
Corporate Secretary
PACCAR Inc
P.O. Box 1518
Bellevue, WA 98009

Re: PACCAR Inc
Incoming letter dated November 22, 2004

Dear Ms. D'Amato:

This is in response to your letter dated November 22, 2004 concerning the shareholder proposal submitted to PACCAR by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PACCAR Inc

November 22, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC 20549

Re: Shareholder Proposal Submitted by John Chevedden for Inclusion in the 2005 Proxy Statement of PACCAR Inc

Dear Sir or Madam:

On October 15, 2004 PACCAR Inc (PACCAR) received a proposed shareholder resolution (the Proposal) from John Chevedden (Proponent) for inclusion in the proxy statement to be distributed to PACCAR stockholders in connection with its 2005 Annual Meeting of Stockholders. Proponent submitted a revised Proposal on October 27, 2004 (Proposal 2) and again on November 15, 2004 (Final Proposal). For the reasons set forth below, PACCAR intends to omit the Final Proposal, (as well as the Proposal and Proposal 2), and the accompanying supporting statement, from its proxy statement and respectfully requests that the staff of the Division of Corporation Finance (the Staff) confirm that it will not recommend any type of enforcement action to the Commission if PACCAR does so.

In accordance with Rule 14a-8(j) enclosed are: (1) the original and five additional copies of this letter; (2) six copies of the Final Proposal, (including the Proposal and Proposal 2) and the Proponent's response letter of November 18, 2004 (Exhibit A); (3) six copies of PACCAR's letter (with attachments) to the Proponent dated October 19, 2004, October 29, 2004 and November 18, 2004 (Exhibit B).

A copy of this letter is being sent to the Proponent as notice of PACCAR's intent to omit the Proposal from the 2005 proxy statement.

I. The Final Proposal may be omitted under 14a-8(i)(3) because substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the Proposal and have a strong likelihood of misleading shareholders as to the matter on which they are being asked to Vote.

The Proponent's supporting statement for the Final Proposal beginning *"For instance in 2004 it was reported:"* and ending with *"The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement above."* is in violation of SEC rules. This paragraph including the list of corporate governance practices is entirely irrelevant to a proposal on the annual election of directors and is likely to mislead and confuse reasonable shareholders as to the matter upon which they are being asked to vote.

In 1999 and in 2001 the SEC agreed with PACCAR that under Rules 14a(8)(i)(3) and 14a-9 the Company could omit a list of corporate governance practices included in shareholder proposals

P.O. Box 1518 Bellevue, Washington 98009 Telephone (425) 468-7400
PACCAR Building 777-106th Avenue N.E. Bellevue, Washington 98004

the Proponent submitted to PACCAR. (See SEC Letters of February 22, 1999 and January 30, 2002 attached to Exhibit A). The Company seeks the SEC concurrence in taking similar action here. Specific statements the Company excluded from prior proposals based on prior SEC no-action letters include:

1999 proposal on annual election of directors:
- Establish ratification of auditors by shareholders
- Consider limits on director service to 10-15 years.
- Mr. John Pitts, is not only a 35 year board veteran, but also sits on the key audit and compensation committees.

2002 proposal on shareholder vote on poison pill
- 67% super-majority vote to remove directors, approve mergers, amend charter or bylaws
- One director was entrenched on the board for 40 uninterrupted years
- No shareholder vote to approve auditors

Some of these same or similar statements are included in the Final Proposal including the following:
- *Directors are protected by a poison pill. (The 2004 shareholder proposal to redeem or vote our company's poison pill won more than a 49% yes-vote in spite of the substantial insider holdings are our company.)*
- *Executive and nominating committees allowed a member to have a 32-year tenure as director.*
- *Shareholder must garner a 66% - vote to make certain key changes – entrenchment concern.*
- *Our company did not have a Lead Director or an independent Chairman.*
- *Shareholders were not allowed to ratify auditors – accountability concern.*
- *Directors were allowed up to 32-years tenure – entrenchment risk.*
- *Our audit committee allowed a member with 20 years tenure – independence concern.*

In addition the Proponent includes other statements in support of the Final Proposal that are unrelated to the annual election of directors:

- *Harold Wagner was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Wagner is the chairperson of the committee that set executive compensation at United Technologies Corporation, which received a CEO Compensation rating of "F" by TCL.*

The statement above is irrelevant to PACCAR, is irrelevant to the topic of this Proposal, and is unrelated to Mr. Wagner's service on PACCAR's Board of Directors.

- *The Corporate Library also rated our company "F" in Takeover Defenses.*
- *Our Board was reported to have met only 4 times in a full year.*
- *Our Board had adopted no formal governance policy.*
- *Four Directors were each allowed to sit on 5-6 Boards – an over –extension risk.*

The above list of sub-par practices reinforce the reason to adopt the one RESOLVED statement above.

The Company provided the Proponent with a detailed notice of defect and a copy of the Rule 14a-8. He was informed that the above statements were irrelevant, misleading and some were false. Moreover, the Company provided him with copies of the SEC's prior rulings on similar statements as discussed above. In response, he slightly revised some of the statements but, as a whole, he continues to include a laundry list of unrelated corporate governance practices in his supporting statement. By doing so, he improperly attempts to solicit acceptance for his proposal by relating it to subjects that are not before the shareholders for a vote. The result of this action is to confuse shareholders regarding the effect of voting for his proposal. [1]

II. Conclusion

Because the Final Proposal does not comply with the proxy rules as outlined above, PACCAR intends to exclude it in its entirety from its 2005 proxy materials. PACCAR respectfully requests the concurrence of the Staff in this conclusion. Alternatively, if the Staff is unable to so concur, PACCAR requests the Staff's concurrence that the cited portion of the Final Proposal may be excluded from PACCAR's proxy materials under Rule 14a-8(i)(3) as discussed above.

If you have any questions or require additional information please contact me at (425) 468-7431 by fax at (425) 468-8228 or by email at janice.damato@paccar.com.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed postage paid envelope. Thank you for your attention to this matter.

Sincerely,



Janice M. D'Amato
Corporate Secretary

[1]The Proponent states that SEC Staff Bulletin 14B (September 15, 2004) renders prior SEC letters out of date. On the contrary, Bulletin 14B reiterates that when substantial portions of a supporting statement are irrelevant such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote, it is appropriate to exclude it from a Company's proxy statement.

EXHIBIT A

FINAL PROPOSAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Mark Pigott
Chairman
PACCAR Inc. (PCAR)
P.O. Box 1518, 777 106th Avenue N.E.
Bellevue, WA 98004
PH: 425-468-7400
FX: 425-468-8228

UPDATE 11-15-04

Dear Mr. Pigott,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



October 14, 2004

John Chevedden
Shareholder

cc: Janice D'Amato
Corporate Secretary
PH: 425-468-7431
FX: 425-468-8228
cc: G. Glen Morie
Vice President and General Counsel

[November 15, 2004]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004. The Council of Institutional Investors www.cii.org recommends annual election of each Director. The company can provide the email address of this proponent upon request.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year.

"Take on the Street" by Arthur Levitt, page 231

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing had a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Advancement Begins with a First Step

I believe that it is important to take the one RESOLVED step above to improve our corporate governance standards since our 2004 governance standards were not impeccable. For instance in 2004 it was reported:

- PACCAR Director Harold Wagner was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Wagner is the chairperson of the committee that set executive compensation at United Technologies Corporation, which received a CEO Compensation rating of "F" by TCL.
- The Corporate Library also rated our company:
  "F" in Takeover Defenses.
- Directors are protected by a poison pill.
  (The 2004 shareholder proposal to redeem or vote our company's poison pill won more than a 49% yes-vote in spite of the substantial insider holdings at our company.)

- Four Directors were each allowed to sit on 5 to 6 Boards – over-extension concern.
- Directors were allowed up to 32-years tenure – entrenchment concern.
- Our audit committee allowed a member with 20-years director tenure – independence concern.
- Shareholders were not allowed to ratify auditors – accountability concern.

• Executive and nominating committees allowed a member with 32-years director tenure – independence concern.

• Our Board met only 4-times in a full year – commitment concern.
• Our Board had no formal governance policy.
• Shareholders must garner a 67%-vote to make certain key changes – entrenchment concern.
• Our board does not allow a Lead Director or an Independent Chairman – independence concern.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement above. Annual election of each director will increase director accountability to shareholders.

Elect Each Director Annually
Yes on 3

Notes:

It is respectfully submitted that all the shareholder proposal text is includable under rule 14a-8 and Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes this text:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

It is respectfully submitted that if earlier company opinions are applied to this revised text such opinions would be materially unsupported, out-of-date or be based on an incomplete reading of this revised proposal.

The above format is the format submitted and intended for publication.
It is specifically requested that the company not repeat its 2004 practice of adding un-submitted white-space to disconnect the unified parts of the published proposal and not introduce new ways to prejudicially present shareholder proposals. This 2004 company practice is the equivalent of adding words to the proposal in terms of publication cost.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

PROPOSAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. Mark Pigott
Chairman
PACCAR Inc. (PCAR)
P.O. Box 1518, 777 106th Avenue N.E.
Bellevue, WA 98004
PH: 425-468-7400
FX: 425-468-8228

Dear Mr. Pigott,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



October 14, 2007

John Chevedden
Shareholder

cc: Janice D'Amato
Corporate Secretary
PH: 425-468-7431
FX: 425-468-8228
cc: G. Glen Morie
Vice President and General Counsel

3 – Elect Each Director Annually Bylaw

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy.

70% yes-vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004.[1] The Council of Institutional Investors www.cii.org recommends annual election of each Director.[2] The company can provide the email address of this proponent upon request.

Take on the Street

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt, page 231

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

Advancement Begins with a First Step

I believe that it is important to take at least the above single step to improve our corporate governance standards since our 2004 governance standards were not impeccable. For instance in 2004:

Our Board was reported to have met only 4-times in a full year.
Our Board had adopted no formal governance policy.
Directors were allowed to sit on 6 Boards – over-extension risk.
Directors were allowed up to 32-years tenure – entrenchment risk.
Directors were allowed to own zero stock – commitment risk.
An audit committee member was allowed to have a 20-year tenure as director.
Executive and nominating committees allowed a member to have a 32-year tenure as director.
Shareholders must garner a 66%-vote to make certain key changes – entrenchment risk.
(The 2004 shareholder proposal to reform the 66%-requirement won more than a 49% yes-vote in spite of the substantial insider holdings at our company.)
Our company did not have a Lead Director or an independent Chairman.
Shareholder ratification of auditors was not allowed.

Shareholder proposal text to address many of these topics can be found on the internet and can be submitted to our company for the next annual meeting with minor editing.

One Step Forward

I believe the above practices reinforce the reason to take one step forward and adopt election of each director annually. This will increase director accountability and send a message that shareholders favor reform.

Elect Each Director Annually Bylaw
Yes on 3

Notes:

The above format is the format submitted and intended for publication. It is respectfully requested that the company not add un-submitted white-space to the proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

The following footnotes are not intended to be published. The footnote numbers are intended to be removed from the body of the published proposal and this is respectfully requested.

1. IRRC (Investor Responsibility Research Center) Corporate Governance Bulletin, June – Sept. 2004.
2. Council of Institutional Investors Corporate Governance Policies, updated October 2004.

PROPOSAL 2

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004. The Council of Institutional Investors www.cii.org recommends annual election of each Director. The company can provide the email address of this proponent upon request.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year.

"Take on the Street" by Arthur Levitt, page 231

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing had a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Advancement Begins with a First Step

I believe that it is important to take at least the above RESOLVED step to improve our corporate governance standards since our 2004 governance standards were not impeccable. For instance in 2004 it was reported:

- Our Board met only 4-times in a full year – commitment concern.
- Our Board had no formal governance policy.
- Directors were allowed to sit on 6 Boards – over-extension concern.
- Directors were allowed up to 32-years tenure – entrenchment concern.
- Directors were allowed to own zero (0) stock – commitment concern.
- Our audit committee allowed a member with 20-years director tenure – independence concern.
- Executive and nominating committees allowed a member with 32-years director tenure – independence concern.
- Shareholders must garner a 67%-vote to make certain key changes – entrenchment concern.
- Directors are protected by a poison pill.
  (The 2004 shareholder proposal to redeem or vote our company's poison pill won more than a 49% yes-vote in spite of the substantial insider holdings at our company.)
- Our board does not allow a Lead Director or an Independent Chairman – independence concern.
- Shareholders were not allowed to ratify auditors – accountability concern.

(PCAR) Post-it Fax Note 7671	Date	# of pages ▸
To Janice D'Amato	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # [illegible]	

• Harold Wagner was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Wagner is the chairperson of the committee that set executive compensation at United Technologies Corporation, which received a CEO Compensation rating of "F" by TCL.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement. Annual election of each director will increase director accountability to shareholders.

Elect Each Director Annually
Yes on 3

October 26, 2004 Revision Notes:

It is respectfully submitted that all the shareholder proposal text is includable under rule 14a-8 and Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes this text:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

It is respectfully submitted that earlier company opinions applied to this revised text would then be materially unsupported, out-of-date or be based on an incomplete reading of this revised proposal.

The above format is the format submitted and intended for publication.
It is specifically requested that the company not repeat its 2004 practice of adding un-submitted white-space to disconnect the unified parts of the published proposal and not introduce new ways to prejudicially present shareholder proposals. This 2004 company practice is the equivalent of adding words to the proposal in terms of publication cost.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

To: Janice D'Amato
November 1, 2004

It is respectfully submitted that October 29, 2004 company opinions applied to the revised proposal are materially unsupported, out-of-date or based on an incomplete reading of this revised proposal.



Including the 11-18-04 company opinions.
Respectfully,


11-18-04

EXHIBIT B

PACCAR Inc

Janice M. D'Amato
Secretary

November 18, 2004

Mr. John Chevedden
2215 Nelson Avenue No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

On November 15, 2004 we received your *second* revised shareholder proposal for PACCAR's 2005 annual meeting.

The supporting language for your revised proposal includes the material that is in violation of SEC Rules 14a-(8)(i)(3) and 14a-9 as explained in my letters to you of October 19 and October 29, 2004. In addition to the language cited in those letters, your second revised proposal added certain language that is irrelevant and misleading in violation of Rule 14a-8(i)(3) and 14a-9. This language is as follows:

- *The Corporate Library also rated our company:*
  "F" in Takeover Defenses.
- *Four Directors were each allowed to sit on 5 to 6 Boards – over-extension concern*

The first statement is irrelevant in support of your proposal regarding the annual election of directors at PACCAR. The second statement is simply inaccurate. A review of PACCAR's 2004 proxy statement would so indicate.

As stated in my letters of October 19 and 29, by including a laundry list of unrelated corporate governance practices in your supporting statement, you are misleading shareholders by making unclear the nature of the matter on which they are being asked to vote. The recent SEC bulletin did not eliminate the basis for this objection.

The deficiencies in your proposal must be corrected within 14 days of receiving this letter as required by Rule 14a-8(f). If the deficiencies are not corrected timely, the Company plans to exclude the proposal from its 2005 proxy statement.

Sincerely,



Mailing Address P.O. Box 1515, Bellevue, WA 98009 Telephone 425-468-7431
Street Address 777 106th Ave. N.E., Bellevue, WA 98004 Facsimile 425-468-8228

PACCAR Inc

Janice M. D'Amato
Secretary

October 29, 2004

Mr. John Chevedden
2215 Nelson Avenue No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

On October 27, 2004 we received your revised shareholder proposal for PACCAR's 2005 annual meeting.

The supporting language for your revised proposal includes the material that is in violation of SEC Rules 14a-(8)(i)(3) and 14a-9 as explained in my letter to you of October 19, 2004. In addition, your revised proposal added certain language that is irrelevant and misleading in violation of Rule 14a-8(i)(3) and 14a-9. This language is as follows:

- *Harold Wagner was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Wagner is the chairperson of the committee that set executive compensation at United Technologies Corporation, which received a CEO Compensation rating of "F" by TCL.*

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement.

These statements are irrelevant in support of your proposal regarding the annual election of directors at PACCAR. As stated in my letter of October 19, by including a laundry list of unrelated corporate governance practices in your supporting statement, you are misleading shareholders by making unclear the nature of the matter on which they are being asked to vote. The recent SEC bulletin did not eliminate the basis for this objection.

The deficiencies in your proposal must be corrected within 14 days of receiving this letter as required by Rule 14a-8(f). If the deficiencies are not corrected timely, the Company plans to exclude the proposal from its 2005 proxy statement.

Sincerely,



Mailing Address P.O. Box 1518, Bellevue, WA 98009 Telephone 425-468-7431
Street Address 777 106th Ave. N.E., Bellevue, WA 98004 Facsimile 425-468-8228

Ship# 60772749472
Zip:90278 Ref:02-612 J. D'AMATO
Ship Date:10/22/04 Svcs:EXP
Wt:1-L Scale Wt: 0.30 Lbs Pcs:1
Chg:$6.96 Bill To:SENDER
Desc:

PACCAR Inc

Janice M. D'Amato
Secretary

October 21, 2004

Mr. John Chevedden
2215 Nelson Avenue No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal

Dear Mr. Chevedden:

On October 15, 2004 we received your letter dated October 14, 2004 with a shareholder proposal for PACCAR's 2005 annual meeting.

Your proposal does not meet certain requirements of SEC Rule 14a-(8).

1. Rule 14a-8(b) requires that you submit proof from the record holder that you have continuously held company securities for a period of one year as of the date you submit your proposal. Please submit the evidence required within 14 days of receiving this letter or your proposal will be ineligible for inclusion in PACCAR's 2005 proxy statement.

2. Rule 14a-8(l) provides that the Company is not required to provide the shareholder proponent's name and address in its proxy and the Company plans to exclude that information from any proposal that appears in its proxy statement. The Company also plans to exclude the statement in paragraph 4: "The company can provide the email address of this proponent upon request." It will, however, provide your email address to any shareholder who requests it in accordance with the proxy rules.

3. Rules 14a-8(i)(3) and 14a-9 require that statements made in support of a proposal not be materially false, misleading or irrelevant. The following material in your submission violates this rule:

   a. *For instance in 2004:*

Our Board was reported to have met only 4 times in a full year.
Our Board had adopted no formal governance policy.
Directors were allowed to sit on 6 Boards – an over –extension risk.
Directors were allowed up to 32-years tenure – entrenchment risk.
An audit committee member was allowed to have a 20—year tenure as director.

Mailing Address P.O. Box 1518, Bellevue, WA 98009 Telephone 425-468-7431
Street Address 777 106th Ave. N.E., Bellevue, WA 98004 Facsimile 425-468-8228

Executive and nominating committees allowed a member to have a 32-year tenure as director.
Shareholder must garner a 66% - vote to make certain key changes – entrenchment risk. (The 2004 shareholder proposal to reform the 66% requirement won more than a 49% yes-vote in spite of the substantial insider holdings at our company).
Our company did not have a Lead Director of an independent Chairman.
Shareholder ratification of auditors was not allowed.
Shareholder proposal text to address many of these topics can be found on the internet and can be submitted to our company for the next annual meeting with minor editing.
...I believe the above practices reinforce ...

These statements are irrelevant in support of your proposal regarding the annual election of directors; some statements are false and as a whole they mislead shareholders by making unclear the nature of the matter on which they are being asked to vote.

In 1999 and in 2001 the SEC agreed with PACCAR that under Rules 14a(8)(i)(3) and 14a-9 the Company could omit a list of corporate governance practices included in shareholder proposals you submitted to PACCAR. (See SEC Letters of February 22, 1999 and January 30, 2002 attached). Specific statements the Company excluded from prior proposals based on those SEC no-action letters include:

1999 proposal on annual election of directors:

- Establish ratification of auditors by shareholders
- Consider limits on director service to 10-15 years.
- Mr. John Pitts, is not only a 35 year board veteran, but also sits on the key audit and compensation committees.

2002 proposal on shareholder vote on poison pill

- 67% super-majority vote to remove directors, approve mergers, amend charter or bylaws
- One director was entrenched on the board for 40 uninterrupted years
- No shareholder vote to approve auditors

Similarly, the Company is allowed to exclude the italicized list of corporate governance practices in your current proposal.

In addition to the reasons for excluding the statements in 3.a above the following statements in that paragraph are false.

b. *Directors were allowed to own zero stock- commitment risk.*
This statement is inconsistent with the information on page 4 of the 2004 Proxy Statement.

c. *(The 2004 shareholder proposal to reform the 66% requirement won more than a 49% yes-vote in spite of the substantial insider holdings at our company).*
The 2004 proxy statement included no such proposal.

The deficiencies in your proposal must be corrected within 14 days of receiving this letter as required by Rule 14a-8(f). If the deficiencies are not corrected timely, the Company plans to exclude the proposal from its 2005 proxy statement.

Sincerely,



Janice M. D'Amato
Corporate Secretary

Enclosures:
- SEC Rule 14a-8
- SEC No Action letter of February 22, 1999 and proposal
- SEC No Action letter of January 30, 2002 and proposal

February 22, 1999

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PACCAR Inc
Incoming letter dated December 22, 1998

The first proposal relates to the entire board of directors being elected each year. The second proposal relates to having an independent lead director.

We are unable to concur in your view that PACCAR may exclude the proposals under rule 14a-8(f). While it appears that the proponent may have exceeded the one-proposal limitation in rule 14a-8(c) and the 500 word limitation in rule 14a-8(d), it appears that PACCAR did not request that the proponent reduce the proposals to cure these deficiencies as required by rule 14a-8(f). Accordingly, it is our view that PACCAR may not omit the proposals from its proxy materials in reliance on rules 14a-8(c), 14a-8(d) and 14a-8(f).

We are unable to concur in your view that PACCAR may exclude the proposals in their entirety under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false or misleading under rule 14a-9. It appears, however, that this defect could be cured if the proposals were revised as follows:

- the paragraph regarding good corporate governance as a counter-balance to recent events should be recast as the proponent's opinion;

- the paragraph regarding the plant strike should be updated to reflect the current status of the strike;

- the paragraph regarding the Business Week article should be revised to reflect that electing the entire board of directors annually was one of a number of factors cited by the article;

- the "additional enhancements" which begins "Additional enhancements could make . . . " and ends " . . . Research Center, Washington, DC" should be deleted.

Accordingly, unless the proponent provides PACCAR with a proposal revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PACCAR omits only the above referenced portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that PACCAR may exclude the proponent's name and address as well as the number of PACCAR securities the proponent holds from the proposals and the supporting statement under rule 14a-8(l). Accordingly, it is our view that PACCAR may omit those references from the proposals and the supporting statement in reliance on rule 14a-8(l).

Sincerely,



Theresa Regan
Attorney-Advisor

PROPOSAL 3*

Elect The Entire Board of Directors Each Year

Shareholder Proposal

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, owner of 100 shares of PACCAR Inc. stock.

RESOLVED

ELECT THE ENTIRE BOARD OF DIRECTORS EACH YEAR with an independent lead director: PACCAR shareholders request the Board of Directors take the necessary steps to amend accordingly the company's governing instruments including, but not limited to, the corporate by-laws.

This includes the requirement that a majority vote of outstanding shares, voting on a single issue, is needed to change this resolution after enactment.

SUPPORTING STATEMENT

It is intuitive that, directors accountable through annual election, perform better. The current piecemeal director election gives PACCAR directors 3-years of protection from the consequences of their performance.

Annual reviews for directors, through election, is particularly important because directors do not depend on PACCAR for their livelihood. Yet their commitment impacts the financial security of stockholders.

There is an incentive for a well-performing company to have good corporate governance -- highlighted by annual election of all directors:

Fifty institutional investors, managing a total of $840 million, told McKinsey & Co. they would pay an 11% average premium for the stock of a company with good governance practices.

Why the big jump? Some investors said they believed that good governance would help boost performance over time. Others felt good governance decreases the risk of bad news – and when trouble occurs, they rebound faster.

Business Week Sept. 15, 1997

The key to good governance is to keep a well-performing corporation from becoming a poor performing one.

Business Week Sept. 15, 1997

Good corporate governance can counter-balance recent events:

PACCAR stock price is off 37% from early 1998.

Value Line Sept. 11, 1998

We continue to recommend that investors avoid truck makers, including PACCAR. We expect sales to flatten in the next few quarters and then turn down.

Standard & Poors Aug. 15, 1998

The May 4 Nashville plant strike has not been settled.

BusinessWire Oct. 20, 1998

Some analysts question how long good times can roll for the heavy truck industry. Some analysts say the current industry boom is due for a correction within a year.

Raju Patel, Truck Analyst, Bank of America said: It would be prudent to see a downturn given how strong things are right now. It wouldn't be unexpected to see a downturn into 1998, beginning of 1999.

Nightly Business Report July 22, 1998

Additional enhancements could make PACCAR more competitive in corporate governance, for instance:

1) Establish a board nominating committee.

Institutional Shareholder Services, Bethesda, MD recommends a board nominating committee.

2) Establish ratification of auditors by shareholders.

3) "To allow fresh ideas" the National Association of Corporate Directors guidelines said: Consider limits on length of director service to 10-15 years.

Mr. John Pitts, is not only a 35-year board veteran, but also sits on the key audit and compensation committees.

4) Require a majority of independent Directors -- preferably an 80% majority of independent directors.

Source: U.S. Corporate Governance Princioples by CalPERS, Sacramento, Calif., a $100 billion pension fund.

The PACCAR board is only 50% independent.

Source: Investor Responsibility Research Center, Washington, DC

The *Business Week* Nov. 25, 1996 Cover Story said for the Best Board:

"Place the entire board up for election every year"

YES ON 3*

---

* The Company is respectfully requested to insert the correct item numbers for the 1999 proxy statement.

January 30, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PACCAR Inc.
Incoming letter dated December 12, 2001

The proposal recommends that PACCAR implement a policy allowing shareholders to vote on maintaining or adopting a poison pill, including redemption or termination of any current poison pills.

We are unable to concur in your view that PACCAR may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that PACCAR may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that PACCAR may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false or misleading under 14a-9. In our view, the supporting statement must be revised to delete the following:

- delete the two statements that begin "This Proposal Topic . . ." and end ". . . adopted at Navistar";
- delete the discussion that begins "This Proposal Topic . . . " and ends ". . . October 16, 2001";
- delete the discussion that begins "The corporate governance . . . " and ends ". . . (Only the poison pill is the topic of this proposal)"; and
- delete the discussion that begins "It is believed . . . " and ends ". . . Source: *Reuters*."

Accordingly, we will not recommend action to the Commission if PACCAR omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Grace K. Lee
Attorney-Advisor

November 23, 2001

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

THIS PROPOSAL TOPIC WAS RECENTLY ADOPTED AT NAVISTAR

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, submits this proposal for vote at the PACCAR 2002 shareholder meeting.

[Or as second choice:]

Please contact the office of Ms. Janice D'Amato, Corporate Secretary, PH: 425/468-7400, for the name and address of the proposal sponsor.

PACCAR shareholders recommend that the company implement a policy that shareholders have a right or opportunity to vote yes or no on maintaining or adopting a poison pill. This unified policy includes redemption or termination of any current PACCAR poison pill.

SUPPORTING STATEMENT:

Shareholder right to vote on poison pills won an impressive 44%-vote of the yes-no vote at the 1999 PACCAR shareholder meeting – the first time on the PACCAR ballot. Arguably this vote could have exceeded a majority if 35% of company stock was not controlled by management and management's affiliates. In contradiction to this impressive vote, the board adopted a 10-year poison pill that does not expire until 2009.

This Proposal Topic Adopted by Navistar International Board

Navistar International Corp. (NAV), a major PACCAR competitor, announced that its board voted to eliminate its poison pill. Reason given: Current conditions in the economy and "our industry."

Source: Navistar International Press Release Oct. 16, 2001

Why submit the PACCAR poison pill to a shareholder vote?

- Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders.
  Power and Accountability
  By Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*
  from
  www.thecorporatelibrary.com

- Shareholder right to vote on poison pill proposals won greater than 57% yes-no votes from shareholders of major companies in 1999 and 2000.

- The Council of Institutional Investors (*www.cii.org*) recommends: Shareholder approval of all poison pills.

- PACCAR is 48%-owned by institutional investors.

The corporate governance profile of our company is significant

In evaluating the need for the one change proposed here, it is my reasoned belief that it is useful to evaluate the corporate governance profile of our company. I believe that if the corporate governance profile of our company has a number of governance provisions that are shareholder-unfriendly, this increases the need for a single change such as the one topic proposed here. At PACCAR there are a number of current or recent practices that are consistently criticized by institutional investors, such as:

- No confidential voting.
- No annual election for each director.
- No shareholder vote to approve auditors.
- No cumulative voting.
- No shareholder right to call a special meeting.
- The board and key board committees lack a majority of independent directors. [as defined by the Council of Institutional Investors.]
- 67% super-majority vote is needed to:
    1) Remove directors
    2) Approve mergers
    3) Amend the charter or bylaws.
- Retired CEO had long-term service on the board. [Note correct past tense.]
- One director was entrenched on the board for 40 uninterrupted years. [Note correct past tense.]

    (Only the poison pill is the topic of this proposal.)

It is believed that the adoption of a higher standard is in the best interest of shareholder value to help address challenges such as these:

1) Truck sales should continue to be weak due to large inventories of new and used trucks.
    Source: *Value Line*

2) The U.S. economic slowdown is hitting the heavy truck industry hard. Analysts say hopes for a modest recovery are barely visible on the rough road ahead.
    Source: *Reuters*

In the interest of shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WAS RECENTLY ADOPTED AT NAVISTAR
YES ON 3

Text on this line and below not intended for publication.

Brackets "[ ]" enclose text above not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PACCAR Inc
Incoming letter dated November 22, 2004

The proposal requests that the board take the necessary steps to adopt and implement the annual election of each director.

We are unable to concur in your view that PACCAR may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that PACCAR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel